    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  SCHEDULE 13D
                             OF CSX CORPORATION AND
                            CSX TRANSPORTATION, INC.
                               (AMENDMENT NO. 6)
       (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  SCHEDULE 13D
                        OF NORFOLK SOUTHERN CORPORATION
                               (AMENDMENT NO. 4)
       (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  SCHEDULE 13D
                               OF WALTER G. RICH
                               (AMENDMENT NO. 5)
       (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          DELAWARE OTSEGO CORPORATION
                                (NAME OF ISSUER)

                              DOCP ACQUISITION LLC
                                CSX CORPORATION
                          NORFOLK SOUTHERN CORPORATION
                                 WALTER G. RICH
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.125 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  246244 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PETER J. SHUDTZ
                                GENERAL COUNSEL
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                                 (804) 782-1400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING
                                   STATEMENT)

                                WITH A COPY TO:

       PAMELA S. SEYMON                RONALD B. RISDON                  J. GARY LANE                  ERIC J. FRIEDMAN
WACHTELL, LIPTON, ROSEN & KATZ     KELLEY DRYE & WARREN LLP       GENERAL COUNSEL CORPORATE         SKADDEN, ARPS, SLATE,
     51 WEST 52ND STREET               101 PARK AVENUE           NORFOLK SOUTHERN CORPORATION         MEAGER & FLOM LLP
   NEW YORK, NEW YORK 10019        NEW YORK, NEW YORK 10178         THREE COMMERCIAL PLACE             919 THIRD AVENUE
  TELEPHONE: (212) 403-1000       TELEPHONE: (212) 808-7800      NORFOLK, VIRGINIA 23510-9241      NEW YORK, NEW YORK 10022
                                                                  TELEPHONE: (757) 629-2600       TELEPHONE: (212) 735-3000

----------------------------------------------------------------------------------------------------------------
                                           CALCULATION OF FILING FEE
----------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
                      $46,578,752                                                $9,316
----------------------------------------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF AN AGGREGATE OF 2,117,216 SHARES OF COMMON STOCK, PAR VALUE $.125 PER SHARE, OF DELAWARE OTSEGO CORPORATION (THE "SHARES") AT $22.00 NET PER SHARE IN CASH.

** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(d) OF
   THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF 1% OF THE AGGREGATE VALUE OF CASH OFFERED BY DOCP ACQUISITION LLC FOR SUCH NUMBER OF SHARES.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

           AMOUNT PREVIOUSLY PAID: $9,316                      FILING PARTY: DOCP ACQUISITION LLC, CSX CORPORATION,
                                                                             NORFOLK SOUTHERN CORPORATION AND WALTER
                                                                             G. RICH
           FORM OR REGISTRATION NO.: SCHEDULE 14D-1            DATE FILED: AUGUST 25, 1997

================================================================================

   CUSIP No. 246244 10 7

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DOCP
           ACQUISITION LLC
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [
           ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NEW YORK
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,681.6
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 20.2%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
---------------------------------------------------------------------------------------------------------

   CUSIP No. 246244 10 7

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CSX CORPORATION
           62-1051971
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [
           ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION COMMONWEALTH OF VIRGINIA
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,250(1)
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 5.8%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO
---------------------------------------------------------------------------------------------------------

(1) Excludes all shares beneficially owned by Walter G. Rich.

   CUSIP No. 246244 10 7

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           NORFOLK SOUTHERN CORPORATION
           52-1188014
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
           [ ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           COMMONWEALTH OF VIRGINIA
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           384,181(1)
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           20.2%(1)
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO
---------------------------------------------------------------------------------------------------------

(1) Only to the extent that NSC might or could, by reason of the NSC's involvement in the arrangements with CSX and Mr. Rich set forth in the Offer to Purchase, be deemed to be part of a group under Rule 13d-5(b)(1) of the rules promulgated under the Securities and Exchange Act of 1934, as amended, and thereby for the purposes of Section 13(d) of such Act be deemed beneficially to own the 110,250 shares of the Company beneficially owned by CSX Transportation, Inc. and the 273,931.6 Shares beneficially owned by Mr. Rich.

   CUSIP No. 246244 10 7

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WALTER G. RICH
           ###-##-####
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [
           ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NEW YORK
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,931
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 14.4%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
---------------------------------------------------------------------------------------------------------

     This Amendment No. 2 to the Transaction Statement on Schedule 14D-1, and Amendment No. 6 to the Schedule 13D of CSX Corporation, a Virginia corporation ("CSX"), and CSX Transportation, Inc., a Virginia corporation and wholly owned subsidiary of CSX ("CSXT"), Amendment No. 4 to the Schedule 13D of Norfolk Southern Corporation, a Virginia corporation ("NSC") and Amendment No. 5 to the
Schedule 13D of Walter G. Rich, (collectively, as amended, the "Statement") relates to the offer by DOCP Acquisition LLC, a New York limited liability company ("Purchaser") formed by CSX, NSC and Mr. Rich to purchase all outstanding shares of common stock, par value $0.125 per share (the "Shares"), of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the amended Transaction Statement on Schedule 14D-1 and all such Schedules 13D filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION

     Item 10 of the Statement is hereby amended by the addition of the following:

          On or about August 21, 1997, a second complaint respecting a purported class action, captioned Bergman v. Walter G. Rich et al., Index No. 2110, was filed in the Supreme Court of the State of New York for the County of Otsego (the "Second Complaint"). The Second Complaint names as defendants the Company and the members of the Company Board, including Mr. Rich, as well as CSX and NSC. The allegations in the Second Complaint are along the lines of those in the Complaint (see "SPECIAL FACTORS -- Certain Litigation Relating to the Offer and the Merger" in the Offer to Purchase) and substantially the same relief is sought. Purchaser, Mr. Rich, CSX, NSC and the Company believe the claims in the Second Complaint are meritless. The foregoing summary is qualified in its entirety by reference to the Second Complaint, a copy of which has been filed with the Commission as an Exhibit hereto and which is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Statement is hereby amended by the addition of the following:

(c)(5)       Complaint, dated August 21, 1997, captioned Bergman v. Walter G. Rich et al.,
             Index No. 2110, filed in the Supreme Court of the State of New York for the
             County of Otsego.

                                   SIGNATURES

     After due inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

           August 28, 1997

                                          DOCP ACQUISITION LLC

                                          By: /s/ MARK G. ARON
                                            ------------------------------------
                                            Name: Mark G. Aron
                                            Title: Authorized Person

                                          By: /s/ JAMES C. BISHOP, JR.
                                            ------------------------------------
                                            Name: James C. Bishop, Jr.
                                            Title: Authorized Person

                                          CSX CORPORATION

                                          By: /s/ MARK G. ARON
                                            ------------------------------------
                                            Name: Mark G. Aron
                                            Title: Executive Vice
                                              President -- Law and
                                                 Public Affairs

                                          NORFOLK SOUTHERN CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.
                                            ------------------------------------
                                            Name: James C. Bishop, Jr.
                                            Title: Executive Vice
                                              President -- Law

                                          /s/ WALTER G. RICH
                                          --------------------------------------
                                          WALTER G. RICH

                                   SIGNATURE

                  (SOLELY WITH RESPECT TO THE SCHEDULE 13D OF
                           CSX TRANSPORTATION, INC.)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           August 28, 1997

                                          CSX TRANSPORTATION, INC.

                                          By: /s/ WILLIAM M. HART
                                            ------------------------------------
                                            Name: William M. Hart
                                            Title: Vice President -- Corridor
                                              Development

                                 EXHIBIT INDEX

(c)(5)       Complaint, dated August 21, 1997, captioned Bergman v. Walter G. Rich et al.,
             Index No. 2110, filed in the Supreme Court of the State of New York for the
             County of Otsego.